The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



          Subject to completion, Pricing Supplement dated July 19, 2005
PROSPECTUS Dated November 10, 2004                  Pricing Supplement No. 64 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-117752
Dated November 10, 2004                                            Dated  , 2005
                                                                  Rule 424(b)(3)

                                 Morgan Stanley

                       GLOBAL MEDIUM-TERM NOTES, SERIES F
                       Senior Floating Rate Notes Due 2020
                             Inflation Linked Notes

                               -----------------

     The amount of interest payable on the notes will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.


Principal Amount:              U.S. $
Maturity Date:                 September 1, 2020
Settlement Date (Original
   Issue Date):                August 15, 2005
Interest Accrual Date:         August 15, 2005
Issue Price:                   100%
Underwriter's Discounts and
   Commissions:                   %
Proceeds to Company:              %
Specified Currency:            U.S. dollars
Redemption Percentage at
   Maturity:                   100%
Interest Rate                  See "Initial Interest Rate" and "Interest Rate"
                               below.
Spread:                           %
Index Maturity:                N/A
Maximum Interest Rate:         100%
Minimum Interest Rate:         0.00%
Initial Interest Rate:            %, from and including the original issue date
                               to but excluding the initial interest reset date
                               (calculated on an actual/actual day count basis)

Interest Payment Dates:        The first day of each month, beginning October 1,
                               2005; provided that if any such day is not a
                               business day, that interest payment will be made
                               on the next succeeding business day; provided
                               further that no adjustment will be made to any
                               interest payment made on that succeeding business
                               day.
Interest Payment Period:       Monthly
Interest Reset Dates:          The first day of each month, beginning October
                               1, 2005
Interest Reset Period:         Monthly
Interest Determination Dates:  Each interest reset date
Reporting Service:             Bloomberg CPURNSA
Book-Entry Note or
   Certificated Note:          Book-entry note
Senior Note or Subordinated
   Note:                       Senior note
Business Days:                 New York
Calculation Agent:             JPMorgan Chase Bank, N.A.
Denominations:                 $1,000
CUSIP:                         61745ESY8
Other Provisions:              See below.


          The notes involve risks not associated with an investment in ordinary floating rate notes.
                    See Risk Factors beginning on Page PS-3.
        Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.


                                 MORGAN STANLEY

Consumer Price Index

     The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and published on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

     The interest rate for the notes being offered by this pricing supplement for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:




                           CPIt-CPIt-12
      Interest Rate  =   ------------------  +  Spread
                             CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg
CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA;

and

Spread =   %.

     The interest rate for the notes during the initial interest payment period from and including the issue date to but excluding the initial interest reset
date will be    % per annum. In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum or more than the maximum interest rate of 100% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

     CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the "reference month," prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest payment period from and including October 1, 2005 to but excluding November 1, 2005, CPIt will be the CPI for July 2005 (the reference month), and CPIt-12 will be the CPI for July 2004 (which is the CPI for the twelfth month prior to the reference month). The CPI for July 2005 is expected to be reported by the BLS and published on Bloomberg CPURNSA in August 2005, and the CPI for July 2004 was reported and published in August 2004. For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, JPMorgan Chase Bank, N.A., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

     In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an "initial CPI") is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

     All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     In periods of little or no inflation, the interest rate will be equal to the spread.

     Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread, or % per annum.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than % per annum. If the CPI for the same month in successive years declines by % or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

     The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

     The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

                                                                                                                             Annex A

                                 Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1998 to June 2005. Also provided below are the hypothetical interest rates for the period from January 2000 to June 2005 that would have resulted from the historical levels of the CPI presented below and a hypothetical spread of +2.125%. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

                               Historical Levels of CPI                   Hypothetical Interest Rates Based on Historical CPI Levels

           1998   1999   2000    2001   2002      2003   2004    2005    |   2000    2001     2002    2003      2004      2005
          -------------------------------------------------------------------------------------------------------------------------
January           164.3  168.8   175.1  177.1     181.7  185.2   190.7   |   4.69%   5.57%    4.25%   4.15%     4.17%     5.31%
                                                                         |                          ----------
February          164.5  169.8   175.8  177.8     183.1  186.2   191.8   |   4.75    5.57     4.02  |  4.32  |  3.89      5.65%
                                               |--------------------------------------------------------------
March             165.0  171.2   176.2  178.8  |  184.2  187.4   193.3   |   4.81    5.51     3.68    4.50      4.00      5.38%
April             166.2  171.3   176.9  179.8  |  183.8  188.0   194.6   |   4.86    5.86     3.27    4.72      4.05      5.09%
May               166.2  171.5   177.7  179.8  |  183.5  189.1   194.4   |   5.35    5.66     3.26    5.16      3.81      5.13%
June              166.2  172.4   178.0  179.9  |  183.7  189.7   194.5   |   5.88    5.05     3.60    5.15      3.86      5.27%
July              166.7  172.8   177.5  180.1  |  183.9  189.4           |   5.19    5.39     3.76    4.35      4.41
August            167.1  172.8   177.5  180.7  |  184.6  189.5           |   5.31    5.74     3.31    4.18      5.18
September         167.9  173.7   178.3  181.0  |  185.2  189.9           |   5.86    5.37     3.19    4.24      5.39
October    164.0  168.2  174.0   177.7  181.3  |  185.0  190.9           |   5.78    4.84     3.59    4.23      5.12
                               -----------------                         |
November   164.0  168.3  174.1 | 177.4  181.3  |  184.5  191.0           |   5.54    4.84     3.93    4.28      4.78
                               -----------------                         |
December   163.9  168.3  174.0   176.7  180.9     184.3  190.3           |   5.58    4.77     3.64    4.45      4.66

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been
4.32% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate" assuming a hypothetical spread of +2.125%:

     CPIt = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPIt-12 = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

                                     181.3--177.4
       as follows:      4.32%  =  -------------------  +  2.125%
                                         177.4